UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For:  October 3, 2005

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

P.O. Box 11644

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

            October 3, 2005

              FOR IMMEDIATE RELEASE

CANADIAN ZINC CORPORATION ANNOUNCES
$5 MILLION PRIVATE PLACEMENT

Canadian Zinc Corporation (“Canadian Zinc”) is pleased to announce it has entered into a private placement financing arrangement (the “Offering”), led by Octagon Capital Corporation (“Octagon”) on an agency basis, for gross proceeds of a minimum $2,000,000 of flow-through shares and a maximum of up to $5,000,000 of flow-through shares at a price of $0.55 per flow-through share. Octagon will receive a commission fee of 8% in cash of the gross proceeds of the Offering and 8% in the number of Offering Securities exercisable for 2 years.

The proceeds received from the private placement will be used to incur Canadian Exploration Expense (“CEE”) and will be used to fund further exploration at the Prairie Creek Mine along with future possible property acquisitions in Canada.  The completion of the private placement is subject to approval by the Toronto Stock Exchange and other regulatory agencies.  Closing is anticipated on or about October 20, 2005

Canadian Zinc holds a 100% interest in the Prairie Creek Mine Project located in the Northwest Territories.  The site includes a near complete mine, mill and surrounding infrastructure along with an open-ended lead-zinc-silver resource.  Canadian Zinc Corporation trades on the Toronto Stock Exchange under the symbol "CZN" and currently has 69,783,755 common shares issued and outstanding.

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

For further information contact:

John MacPherson	Alan Taylor
Director	Vice President Exploration &Chief Operating Officer
604-697-5683	(604) 688- 2001